UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                               Cygne Designs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232556100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Hubert Guez
                       c/o Commerce Clothing Company, LLC
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 12)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232556100                   13D                     PAGE 2 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     COMMERCE CLOTHING COMPANY, LLC

     95-4559476
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         10,500,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         10,500,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,500,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.7% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     C0

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on a total of 22,958,038 shares of the issuer's Common Stock issued and outstanding as of July 31, 2005.

CUSIP NO. 232556100                   13D                     PAGE 3 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HUBERT GUEZ


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         45,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    10,500,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         45,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,500,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,545,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.9% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on a total of 22,958,038 shares of the issuer's Common Stock issued and outstanding as of July 31, 2005.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Cygne Designs, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 11 West 42nd Street, New York, NY 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Commerce Clothing Company, LLC, a California limited liability company, and Hubert Guez, an individual who is a citizen of France ("Guez"), together, the "Reporting Persons". Guez is the managing member of Commerce Clothing Company, LLC ("Commerce"). Commerce is a designer, merchandiser, and manufacturer of denim apparel with sales to retailers located in the United States. The principal office of Commerce is 5804
E. Slauson Avenue, Commerce, California 90040.

         The principal business address of Guez is c/o Commerce Clothing Company, LLC, 5804 E. Slauson Avenue, Commerce, California 90040.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Commerce acquired 10,500,000 shares of common stock, $0.01 par value per share (the "Common Stock"), of the Issuer on July 31, 2005 pursuant to an asset purchase transaction (the "Transaction") with the Issuer. In the Transaction, Commerce sold assets comprising its branded and private label denim apparel business in consideration of (a) $3,750,000 in cash, (b) 10.5 million shares of the Company's common stock, and (c) a subordinated secured promissory note of $47.5 million with a maturity date of April 30, 2012 at an annual interest rate of 4.7%, compounded annually (the "Note").

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         The shares of common stock to which this Schedule 13D relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company.

         Other than as described in this Schedule 13D, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of July 31, 2005, Commerce beneficially owned 10,500,000 shares of the Company's common stock (the "Commerce Shares"). Since 22,958,038 shares of the Company's common stock are outstanding as of July 31, 2005, the Commerce Shares constitute approximately 45.7% of the shares of the Company's common stock issued and outstanding. Commerce has the sole power to vote and dispose of the Commerce Shares.

         As of July 31, 2005, Guez beneficially owned 45,000 shares of the Company's common stock (the "Guez Shares") and has the sole power to vote and dispose of these shares. In addition, Guez (i) is the managing member of Commerce; (ii) is a Co-Trustee of the Guez Living Trust, dated December 6, 1996 (the "Guez Trust"), which has a 15.0% membership interest in Commerce; and (iii) personally holds a 32.2% membership interest in Commerce. In such capacities, Guez may be deemed to have the power to dispose or direct the disposition of the shares held by Commerce, and may be deemed to have the power to vote or direct the voting of such shares. Guez disclaims beneficial ownership of the securities reported by Commerce, except to the extent of his pecuniary interest therein.

         Transactions by the Reporting Persons in the Company's common stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ASSET PURCHASE AGREEMENT

         On July 31, 2005, the Company, Commerce, and the members of Commerce, including Guez, entered into an Asset Purchase Agreement, and simultaneously closed the transactions contemplated thereby, providing for the purchase by the Company from Commerce of certain assets (the "Assets") used in Commerce's branded and private label denim clothing sale and distribution business (the "Acquired Business"). The Assets did not include any cash, accounts receivable, prepaid expenses, deposits (other than the lease deposit for the showrooms), inventories or stock of any subsidiaries.

         Under the Asset Purchase Agreement, the Company assumed certain liabilities of Commerce related to the Acquired Business.

         In consideration for the Assets, the Company (i) issued to Commerce the Commerce Shares, (ii) issued to Commerce the Note, (iii) paid $2 million in cash at the Closing, and (iv) agreed to pay to Commerce $1,750,000 in seven monthly installments of $250,000 each, without interest, on the last day of each month commencing with August 2005; provided that, the first through fifth installments of such monthly payments may be deferred for up to 180 days each, to the extent that the Board of Directors of the Company determines in its good faith sole discretion that any or all of such first through fifth installments of such monthly payments will adversely affect the business or financial condition of the Company and its subsidiaries.

         Effective on the closing of the transactions contemplated by the Asset Purchase Agreement, the Company's bylaws were amended to permit stockholders holding a majority of its issued and outstanding capital stock (a) to call a meeting of the board of directors upon 48 hours notice to the members of the board of directors, and (b) subject to the requirements of SEC Regulations and the rules of any Exchange on which the Company's securities are then listed, to nominate directors for election at each annual meeting or to fill vacancies on the board of directors (including vacancies created by an increase in the number of directors). Additionally, the Company agreed that, upon the closing of the transactions contemplated by the Asset Purchase Agreement, it would take all necessary and required corporate action to ensure that the number of directors comprising its board of directors is increased to five (5) members.

REGISTRATION RIGHTS AGREEMENT

         The Company has also entered into a Registration Rights Agreement with Commerce, pursuant to which the Company has the obligation to register the resale of the Commerce Shares under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form SB-2, or other similar and applicable form (the "Registration Statement"), which Registration Statement shall be filed no later than August 30, 2005 (the "Filing Date"). The Company is obligated to use its commercially reasonable efforts to have such Registration Statement declared effective by the Securities and Exchange Commission ("SEC") no later than October 29, 2005 (or December 28, 2005 if the SEC conducts a "full review" of such Registration Statement). In the event that the Registration Statement is not filed on or before the Filing Date, or the Registration Statement is not declared effective on or before the Effectiveness Date, or after the Registration Statement is first declared effective by the Commission, it ceases for any reason to remain continuously effective as to all securities for which it is required to be effective, or Commerce is not permitted to utilize the prospectus therein to resell such securities, for in any such cases ten business days in the aggregate during any 12-month period, then the Company would be liable to Commerce for certain liquidated damages.

SECURITY AGREEMENT

         The Company has also entered into a Security Agreement with Commerce to secure the Company's obligations to Commerce under the Note by pledging trademarks purchased by the Company in the Transaction.

SUPPLY AGREEMENT

         The Company has entered into a Supply Agreement with AZT  International
S. de R.L. de C.V. ("AZT"), an affiliate of Commerce and Guez. Under the Supply Agreement, AZT will manufacture and supply the Company with its entire requirements of branded and private label denim apparel of the type sold by Commerce ("Denim Products") until July 31, 2007. Pricing under the Supply Agreement is based on providing the Company with certain gross margins on resales of its Denim Products. Although AZT is obligated to deliver Denim Products ordered by the Company under the Supply Agreement, the Company has no obligation to source Denim Products from AZT. According to the Supply Agreement, in the event that, at any given time, purchase orders outstanding from the Company equal or exceed $7.5 million, the Company will advance to AZT 50% of any such amounts exceeding $7.5 million to finance production.

THE DISTRIBUTION AGREEMENT

         In connection with the Agreement, Cygne entered into a Distribution Agreement with Commerce. Under the Distribution Agreement, Commerce shall provide Cygne with certain distribution and operations services with respect to the Denim Products until July 31, 2007. As consideration for the services provided under the Distribution Agreement, Cygne will pay Commerce a fixed rate per apparel unit of Fifty Cents ($0.50), subject to increase based upon certain economic factors.

         If there is a net shortage of units after the overages and shortages have been balanced to a net result, then, within 10 tens after the parties' mutual agreement on the determination of the net shortage determination, Commerce shall pay to Cygne an amount equal to the direct and invoiced manufacturing costs actually incurred by Cygne in connection with the units included in such net shortage (the "Shortage Payment").

         In the event there is a net shortage of units and any of the units included in such shortage are subsequently located causing a net overage of units after the overages and shortages have been balanced to a net result at the end of any fiscal year, then Cygne shall reimburse Commerce for that portion of the Shortage Payment made to Cygne by Commerce applicable to the units included in such net overage, with reasonable deductions for the aging of the units.

STOCK TRANSFER RESTRICTION AGREEMENT

         Bernard Manuel ("Manuel"), the Company's Chief Executive Officer, and Guez entered into a Stock Transfer Restriction Agreement providing that until the earlier to occur of the following: (i) a "change of control" of the Company as defined under Section 382 of the Internal Revenue Code of 1986, as amended, or (ii) the Common Stock is traded on any stock exchange, market or trading facility on which the shares are traded at a minimum price of $8.00 per share (a "Trigger Event"), subject to certain exceptions for, among other things, transfers to affiliates, neither Guez nor Manuel shall, at any time prior to June 30, 2008 (the "Restricted Period"), directly or indirectly, cause or permit any transfer of all or any portion of the shares held of record or beneficially owned by him. The Transfer Restriction Agreement applies only to 4,946,975 shares of Common Stock for each of Manuel and Guez.

         At any time following the tenth calendar day after the occurrence of a Trigger Event, during the Restricted Period, each of Guez and Manuel shall have the right (subject to Rule 144 under the Securities Act and any other applicable restrictions under the Securities Act), at his sole option, to transfer up to an aggregate of 1,000,000 shares beneficially owned by him to any person; PROVIDED that Guez, in his sole discretion, upon written notice to Manuel within five calendar days after the occurrence of a Trigger Event (the "Moratorium Notification"), shall have the right to defer such transfer rights for a period of up to one year from the date of the Trigger Event (the "Deferral Term"), in which case neither Guez nor Manuel shall have the right to exercise his transfer rights until expiration of the Deferral Term.

         In the event of a Trigger Event, each of Guez and Manuel shall have the following additional Transfer rights during the Restricted Period:

                  (i) In the event Guez has not timely issued a Moratorium Notification, during each three-month period following the Trigger Event, each of Guez and Manuel shall have the right, at his sole option, to transfer up to an aggregate of 250,000 additional shares to any person (subject to Rule 144 under the Securities Act and any other applicable restrictions under the Securities Act); or

                  (ii) In the event Guez has timely issued a Moratorium Notification, during each three-month period commencing six calendar months after the occurrence of a Trigger Event, each of Guez and Manuel shall have the right, at his sole option, to transfer up to an aggregate of 250,000 additional shares to any Person (subject to Rule 144 under the Securities Act and any other applicable restrictions under the Securities Act).

         Unsold portions in any three-month period, shall be carried over for the purpose of increasing the maximum 250,000 aggregate share amount in any subsequent three-month period.

         Upon the written request of Manuel, promptly upon issuance of a Moratorium Notification, Guez shall lend $1.6 million to Manuel, which loan shall bear interest at the rate of 4% per annum, compounded annually, and be secured by a pledge by Manuel of 500,000 shares. Guez's sole remedy in the event that Manuel defaults under the loan shall be Guez's right to exercise all rights of a secured party under the law with respect to the collateral. The unpaid principal and accrued interest on any such loan shall mature on June 30, 2008.

         The foregoing would apply to Guez to the extent he beneficially owns any shares of the Company.

RESTRICTIVE COVENANT AGREEMENT

         In connection with the asset sale transaction, Guez entered into a Restrictive Covenant Agreement providing that, for a period of five years following the closing, neither Guez nor any company directly or indirectly controlled by Guez or members of his immediate family will compete with the business of the Company following the closing (as such business is operated by the Company or Commerce immediately prior to the closing) with respect to the sale of denim products (other than in respect of companies or businesses acquired by the Company); provided that, that (a) nothing shall prevent AZT from continuing to manufacture denim products for and on behalf of any party, subject to its ability to fulfill its obligations under the Supply Agreement and (b) nothing shall prevent Guez from acting as a third party investment banker or advisor with respect to finding, buying, selling or otherwise packaging and marketing companies, including, without limitation, denim product companies for purchase or sale. In return for such non-competition agreement, for a period of five years following the closing, the Company will pay to Guez one percent (1%) of the Company's net sales, not including non-denim sales to New York and Co. and not including sales of denim products resulting from subsequent business acquisitions). Guez shall have the right to renew the Restrictive Covenant Agreement, including the non-compete and the royalty, for an additional period of five years, upon ninety days prior written notice to the Company.

 AGREEMENT WITH MILBERG FACTORS, INC. ("MILBERG")

         On July 31, 2005, the Company entered into a Factoring Agreement (the "Factoring Agreement") with Milberg. The Factoring Agreement has an initial term of one year and thereafter shall be automatically renewed for successive periods of one year unless terminated by Milberg at the conclusion of its initial term or any renewal term by giving the Company at least sixty (60) days prior written notice; provided, however, that the Company may terminate the Factoring Agreement at any time during the initial term or any renewal term by giving Milberg at least sixty (60) days prior written notice. Under the Factoring Agreement, the Company sells to Milberg all of the Company receivables which are acceptable to Milberg.

         At the time of purchase of receivables and periodically thereafter, Milberg may in its sole discretion make advances to the Company. In addition, upon Company's request, Milberg shall remit (and at any time in Milberg's sole discretion Milberg may remit) any money standing to Company's credit on Milberg's books in excess of a reserve. Milberg may charge interest on any monies remitted or otherwise advanced or charged to the Company's account before the collection of receivables. As security for all of the Company's obligations to Milberg, the Company granted to Milberg a continuing security interest in substantially all of its property. Such security interest is senior to the security interest granted to Commerce with respect to the Note.

         In connection with the Factoring Agreement, Guez guaranteed the Company's obligations to Milberg up to one million dollars ($1,000,000), plus accrued and unpaid interest, plus any costs and expenses of enforcing the guaranty, except that such guaranty is unlimited in the case of fraud. Company guaranteed all of Commerce's obligations to Milberg. With respect to the Company's guarantee of Commerce's obligations to Milberg, Commerce and Guez, jointly and severally, provided a guaranty to the Company with respect to any payments to Milberg and agreed that Commerce would not incur any future obligations to Milberg.

         The Asset Purchase Agreement, Registration Rights Agreement, Note, Security Agreement, Stock Transfer Restriction Agreement, Supply Agreement, Restrictive Covenant Agreement, Distribution Agreement, and Factoring Agreement are attached to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 4, 2005, as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.
-------

1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

2 Asset Purchase Agreement dated July 31, 2005, among Commerce, the members of Commerce and the Company. (1)

3 Registration Rights Agreement dated July 31, 2005, between the Company and Commerce. (1)

4 Subordinated Secured Promissory Note dated July 31, 2005, issued by the Company to Commerce. (1)

5              Security  Agreement dated July 31, 2005,  between the Company and
               Commerce. (1)

6 Stock Transfer Restriction Agreement dated July 31, 2005, between Manuel and Guez. (1)

7              Supply  Agreement  dated July 31,  2005,  between the Company and
               AZT. (1)

8 Restrictive Covenant Agreement dated July 31, 2005, between the Company and Guez. (1)

9 Distribution Agreement dated July 31, 2005, between the Company and Commerce. (1)

10             Factor  Agreement  dated July 31,  2005,  between the Company and
               Milberg. (1)

----------
         (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 4, 2005, and incorporated by reference herein by reference thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



Dated: August 9, 2005                   /S/ HUBERT GUEZ
                                     -------------------------------------------
                                     Hubert Guez

                                     Commerce Clothing Company, LLC

Dated: August 9, 2005                   /S/ HUBERT GUEZ
                                     -------------------------------------------
                                     Manager

                                  EXHIBIT INDEX

Exhibit
  No.
-------

1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

2 Asset Purchase Agreement dated July 31, 2005, among Commerce, the members of Commerce and the Company. (1)

3 Registration Rights Agreement dated July 31, 2005, between the Company and Commerce. (1)

4 Subordinated Secured Promissory Note dated July 31, 2005, issued by the Company to Commerce. (1)

5              Security  Agreement dated July 31, 2005,  between the Company and
               Commerce. (1)

6 Stock Transfer Restriction Agreement dated July 31, 2005, between Manuel and Guez. (1)

7              Supply  Agreement  dated July 31,  2005,  between the Company and
               AZT. (1)

8 Restrictive Covenant Agreement dated July 31, 2005, between the Company and Guez. (1)

9 Distribution Agreement dated July 31, 2005, between the Company and Commerce. (1)

10             Factor  Agreement  dated July 31,  2005,  between the Company and
               Milberg. (1)

----------
         (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 4, 2005, and incorporated by reference herein by reference thereto.


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


                                  EXHIBIT NO. 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Cygne Designs, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.



Dated: August 9, 2005                   /S/ HUBERT GUEZ
                                     -------------------------------------------
                                     Hubert Guez

                                     Commerce Clothing Company, LLC

Dated: August 9, 2005                   /S/ HUBERT GUEZ
                                     -------------------------------------------
                                     Manager


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